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August 27, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Registration Statement on Form S-1
Filed August 7, 2024
File No. 333-279690
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated August 27, 2024 relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on August 7, 2024 (“Amendment No. 1”). Concurrently with the submission of this letter, the Company has publicly filed Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.
Questions and Answers About the Rights Offering
Q. How will the Rights Offering affect Pershing Square's ownership of our common stock?, page ix
1.With reference to prior comment 5 in our letter dated March 12, 2024, we reissue in part. We note the indication in the backstop agreement that you have provided Pershing Square with registration rights. It would appear that these registration rights do not include a lock-up period with respect to those shares once registered. Please state as much here, if true.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page ix of Amendment No. 2.
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August 27, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

cc:	Michael J. Haas, Latham & Watkins LLP
Abigail Smith, Latham & Watkins LLP
	Alexa M. Berlin, Latham & Watkins LLP	/s/ Julian Kleindorfer
	Anton D. Nikodemus, Seaport Entertainment Group Inc.	of LATHAM & WATKINS LLP
Bartholomew A. Sheehan, Sidley Austin LLP
Jason A. Friedhoff, Sidley Austin LLP

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